The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-290665 and 333-290665-01

Subject to Completion. Dated October 30, 2026.

BofA Finance LLC $ Digital Russell 2000® Index-Linked Notes due Fully and Unconditionally Guaranteed by Bank of America Corporation

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the second scheduled business day after the determination date) is based on the performance of the Russell 2000® Index (which we refer to as the “underlier”), as measured from the trade date to and including the determination date (expected to be between 19 and 22 months after the trade date). If the final underlier level on the determination date is greater than or equal to the threshold level of 90.00% of the initial underlier level (set on the trade date and may be higher or lower than the actual closing level of the underlier on the trade date), you will receive the threshold settlement amount (expected to be between $1,165.50 and $1,194.60 for each $1,000 face amount of your notes). However, if the final underlier level declines by more than 10.00% from the initial underlier level, you will be exposed on a leveraged basis to any decrease in the final underlier level beyond 10.00%. In this case, the return on your notes will be negative. You may lose some or all of your investment in the notes.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●if the underlier return is greater than or equal to -10.00% (the final underlier level is greater than or equal to 90.00% of the initial underlier level), the threshold settlement amount; or

●if the underlier return is negative and is below -10.00% (the final underlier level is less than the initial underlier level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.11111 times (b) the sum of the underlier return plus 10.00% times (c) $1,000. You will receive less than the face amount of your notes.

The notes will not be listed on any securities exchange. Investment in the notes involves certain risks, including the credit risk of BofA Finance LLC (“BofA Finance”), as issuer of the notes, and the credit risk of Bank of America Corporation (“BAC” or the “Guarantor”), as guarantor of the notes. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-11 of this pricing supplement, page PS-3 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

As of the date of this pricing supplement, the initial estimated value of the notes at the time of pricing is expected to be between $953.60 and $983.60 per $1,000 in face amount. See “Summary Information” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-11 of this pricing supplement and “Structuring the Notes” on page PS-27 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

Original issue date:	, 2026	Price to public:	100.00% of the face amount
Underwriting discount(1) :	1.28% of the face amount	Net proceeds to the issuer:	98.72% of the face amount

(1) BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance, will participate as selling agent in the distribution of the notes. See “Supplemental Plan of Distribution — Conflicts of Interest” beginning on page PS-25 of this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense. The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

BofA Securities

Selling Agent

The price to public and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at prices to public and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price to public you pay for such notes.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement in the initial sale of the notes. In addition, BofAS and any of our other broker-dealer affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless BofAS or any of our other broker-dealer affiliates informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

About Your Prospectus

The notes are unsecured senior notes issued by BofA Finance, a consolidated finance subsidiary of BAC. Payments on the notes are fully and unconditionally guaranteed by the Guarantor. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with those documents:

Product supplement EQUITY-1 dated December 8, 2025:

https://www.sec.gov/Archives/edgar/data/70858/000119312525311320/d49145d424b2.htm

Series A MTN prospectus supplement dated December 8, 2025 and prospectus dated December 8, 2025:

https://www.sec.gov/Archives/edgar/data/70858/000119312525310920/d51586d424b3.htm

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

This section is meant as a summary and should be read in conjunction with the accompanying product supplement, prospectus supplement and prospectus. This pricing supplement supersedes any conflicting provisions of the documents listed above.

Key Terms

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Underlier:	The Russell 2000® Index (Bloomberg symbol, “RTY Index”), as published by FTSE Russell (“FTSE Russell” or the “Underlier Sponsor”)
Specified Currency:	U.S. dollars (“$”)
Face Amount:

Each note will have a face amount of $1,000; $  in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if we, at our sole option, decide to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.

Purchase at Amount Other Than the Face Amount:

The amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price to public you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated Threshold Level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the Threshold Settlement Amount would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Risk Factors — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-13 of this pricing supplement.

Cash Settlement Amount:	For each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

●if the Final Underlier Level is greater than or equal to the Threshold Level, the Threshold Settlement Amount; or

●if the Final Underlier Level is less than the Threshold Level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Buffer Rate times (iii) the sum of the Underlier Return plus the Threshold Amount. In this case, the cash settlement amount will be less than the face amount of the notes, and you will lose some or all of the face amount.

Initial Underlier Level:

The closing level or an intraday level of the Underlier on the trade date, as determined by the calculation agent in its sole discretion and which may be higher or lower than the actual closing level of the Underlier on the trade date.

Final Underlier Level:	The closing level of the Underlier on the Determination Date, except in the limited circumstances described under “—Events Relating to the Determination Date” below and “Description of the Notes—Adjustments to an Index” and “—Discontinuance of an Index” in the accompanying product supplement.
Threshold Level:	90.00% of the Initial Underlier Level
Threshold Settlement Amount:	Expected to be between $1,165.50 and $1,194.60 per $1,000 face amount of the notes (to be set on the trade date)
Threshold Amount:	10.00%
Underlier Return:	The quotient of (1) the Final Underlier Level minus the Initial Underlier Level divided by (2) the Initial Underlier Level, expressed as a percentage
Buffer Rate:	The quotient of the Initial Underlier Level divided by the Threshold Level, which equals approximately 111.111%
Trade Date:
Original Issue Date (Settlement Date):	Expected to be the third scheduled business day following the trade date (to be set on the trade date)
Determination Date:	A specified date that is expected to be between 19 and 22 months following the trade date (to be set on the trade date)
Stated Maturity Date:	A specified date that is expected to be the second scheduled business day following the Determination Date (to be set on the trade date)
Closing Level of the Underlier:

When we refer to the closing level of the Underlier on any trading day, we mean the closing level of the Underlier or any successor underlier reported by Bloomberg Financial Services, or any successor reporting service we may select, on such trading day. Currently, Bloomberg Financial Services reports the closing level of the Underlier to fewer decimal places than the Underlier Sponsor. As a result, the closing level of the Underlier reported by Bloomberg Financial Services may be lower or higher than its official closing level published by the Underlier Sponsor.

Business Day:	As described under “Description of the Notes— Payment of Principal, Interest, and Other Amounts Payable— Business Day Convention” in the accompanying prospectus supplement
Trading Day:	As described under “Description of the Notes—Certain Terms of the Notes—Trading Days” in the accompanying product supplement
Market Disruption Events:

The following replaces in its entirety the section entitled “Description of the Notes—Market Disruption Events—Indices” in the accompanying product supplement:

With respect to any given trading day, any of the following will be a Market Disruption Event with respect to the Underlier:

●a suspension, absence or material limitation of trading in Underlier Stocks (as defined below) constituting 20% or more, by weight, of the Underlier on their respective primary markets, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

●a suspension, absence or material limitation of trading in option or futures contracts, if available, relating to the Underlier or to Underlier Stocks constituting 20% or more, by weight, of the Underlier in their respective primary markets for those contracts, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

●Underlier Stocks constituting 20% or more, by weight, of the Underlier, or option or futures contracts, if available, relating to the Underlier or to Underlier Stocks constituting 20% or more, by weight, of the Underlier do not trade on what were the respective primary markets for those Underlier Stocks or contracts, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of us or any of our affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the notes. For more information about hedging by us and/or any of our affiliates, see “Supplemental Use of Proceeds” on page PS-15 of product supplement EQUITY-1.

The following events will not be Market Disruption Events with respect to the Underlier:

●a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

●a decision to permanently discontinue trading in the option or futures contracts relating to the Underlier or to any Underlier Stock.

For this purpose, an “absence of trading” in the primary securities market on which an Underlier Stock, or on which option or futures contracts, if available, relating to the Underlier or to any Underlier Stock are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an Underlier Stock or in option or futures contracts, if available, relating to the Underlier or to any Underlier Stock in the primary market for that stock or those contracts, by reason of:

●a price change exceeding limits set by that market,

●an imbalance of orders relating to that Underlier Stock or those contracts, or

●a disparity in bid and ask quotes relating to that Underlier Stock or those contracts,

will constitute a suspension or material limitation of trading in the Underlier or those contracts in that market.

Events Relating to the Determination Date:

If, with respect to the Underlier, (i) a Market Disruption Event occurs on the Determination Date or (ii) the Determination Date is determined by the calculation agent not to be a Trading Day by reason of an extraordinary event, occurrence, declaration, or otherwise, the closing level of the Underlier for the Determination Date will be its closing level on the first scheduled Trading Day following the Determination Date. However, if (i) a Market Disruption Event occurs on the first scheduled Trading Day following the Determination Date or (ii) the first scheduled Trading Day following the Determination Date is determined by the calculation agent not to be a Trading Day by reason of an extraordinary event, occurrence, declaration or otherwise, the closing level of the Underlier for the Determination Date will be determined (or, if not determinable, estimated) by the calculation agent in a manner which the calculation agent considers commercially reasonable under the circumstances on such first scheduled Trading Day following the Determination Date, regardless of the occurrence of a Market Disruption Event or non-Trading Day on that day.

No Listing:	The notes will not be listed on any securities exchange or interdealer quotation system
No Interest:	The notes do not bear interest
No Redemption:	The notes will not be subject to any optional redemption right or price dependent redemption right
Events of Default:

If an Event of Default, as defined in the senior indenture and in the section entitled “Description of Debt Securities of BofA Finance LLC — Events of Default and Rights of Acceleration” on page 51 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Cash Settlement Amount” above, calculated as though the date of acceleration were the maturity date of the notes and as though the determination date were the second trading day prior to the date of acceleration. In case of a default in the payment of the notes, the notes will not bear a default interest rate.

Calculation Agent:	BofAS, an affiliate of BofA Finance.
Selling Agent:	BofAS
CUSIP/ISIN:	09712G4P6 / US09712G4P63
Initial Estimated Value:

The initial estimated value range of the notes as of the date of this pricing supplement is set forth on the cover page of this pricing supplement.The final pricing supplement will set forth the initial estimated value of the notes as of the trade date.Payments on the notes, including the Threshold Settlement Amount, depend on the credit risk of BofA Finance and BAC and on the performance of the Underlier. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the hedging-related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes as of the trade date.

For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-11 and “Structuring the Notes” on page PS-27.

The trade date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
pricing date	trade date
maturity date	stated maturity date
calculation day	Determination Date
principal amount	face amount
Underlying	Underlier
Index	Underlier

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical levels of the Underlier on the Determination Date could have on the Cash Settlement Amount at maturity assuming all other variables remain constant.

The examples below are based on a range of Final Underlier Levels that are entirely hypothetical; the level of the Underlier on any day throughout the life of the notes, including the Final Underlier Level on the Determination Date, cannot be predicted. The Underlier has been highly volatile in the past — meaning that the level of the Underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the Underlier, the creditworthiness of BofA Finance, as issuer, and the creditworthiness of BAC, as guarantor. In addition, the initial estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by us and our affiliates) will be less than the original price to public of your notes. For more information on the estimated value of your notes, see “Risk Factors — The Public Offering Price You Pay for the Notes Will Exceed Their Initial Estimated Value” on page PS-12 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face Amount	$1,000
Hypothetical Threshold Settlement Amount	$1,165.50 per note
Threshold Level	90.00% of the Initial Underlier Level
Buffer Rate	Approximately 111.111%
Threshold Amount	10.00%
Neither a Market Disruption Event nor a non-trading day occurs on the originally scheduled Determination Date, and the Underlier is not discontinued on or prior to such date
No change in or affecting any of the stocks included in the Underlier (the “Underlier Stocks”) or the method by which the Underlier Sponsor calculates the Underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the Initial Underlier Level that will serve as the baseline for determining the Underlier Return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual Initial Underlier Level may differ substantially from the level of the Underlier prior to the trade date and may be higher or lower than the actual closing level of the Underlier on that date.

For these reasons, the actual performance of the Underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Underlier shown elsewhere in this pricing supplement. For information about the historical levels of the Underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the Underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Underlier Stocks.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level. The amounts in the right column represent the hypothetical Cash Settlement Amounts, based on the corresponding hypothetical Final Underlier Level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Cash Settlement Amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical Final Underlier Level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	116.550%
140.000%	116.550%
130.000%	116.550%
120.000%	116.550%
116.550%	116.550%
105.000%	116.550%
104.000%	116.550%
102.000%	116.550%
100.000%	116.550%
96.000%	116.550%
90.000%	116.550%
89.000%	98.889%
80.000%	88.889%
75.000%	83.333%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%

If, for example, the Final Underlier Level were determined to be 25.000% of the Initial Underlier Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be approximately 27.778% of the face amount of your notes (which would be equal to a Cash Settlement Amount of approximately $277.78), as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 72.222% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the Final Underlier Level were determined to be 0.000% of the Initial Underlier Level, you would lose your entire investment in the notes. In addition, if the Final Underlier Level were determined to be 150.000% of the Initial Underlier Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be capped at the Threshold Settlement Amount of $1,165.50, or 116.550% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the Final Underlier Level of greater than 90.000% of the Initial Underlier Level.

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amounts that we would pay on your notes on the stated maturity date, if the Final Underlier Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Cash Settlement Amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical Final Underlier Levels are expressed as percentages of the Initial Underlier Level. The chart shows that any hypothetical Final Underlier Level of less than 90.000% (the section left of the 90.000% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Underlier Level of greater than or equal to 90.000% of the Initial Underlier Level (the section right of the 90.000% marker on the horizontal axis) would result in a fixed return on your investment.

116.550%
100.000%
90.000%
200%
150%
100%
50%
0%
0%
50%
100%
150%
200%
Hypothetical Cash Settlement Amount as % of Face Amount
Hypothetical Final Underlier Level as % of Initial Underlier Level

––– Note Performance	– – – Underlier Performance

The Cash Settlement Amounts shown above are entirely hypothetical; they are based on market prices for the Underlier Stocks that may not be achieved on the Determination Date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical Cash Settlement Amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical Cash Settlement Amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual price to public you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Risk Factors — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” below.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Underlier Level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the level of the Underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual Initial Underlier Level and the Threshold Settlement Amount, which we will set on the trade date, and the actual Final Underlier Level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

RISK FACTORS

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, prospectus supplement and product supplement. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, prospectus supplement and product supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the Underlier Stocks, i.e., the stocks comprising the Underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Structure-related Risks

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the Underlier as measured from the Initial Underlier Level set on the trade date (which could be higher or lower than the actual closing level of the Underlier on that date) to the closing level on the Determination Date. If the Final Underlier Level is less than the Threshold Level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of (i) the Buffer Rate times (ii) the sum of the Underlier Return plus the Threshold Amount times (iii) $1,000. Thus, you will be exposed on a leveraged basis to any decrease in the Final Underlier Level beyond the Threshold Amount, and the return on your investment will be negative. You may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes Will Be Limited to the Return Represented by the Threshold Settlement Amount

Your ability to participate in any appreciation in the level of the Underlier over the life of your notes will be limited to the return represented by the Threshold Settlement Amount. You will receive a fixed Threshold Settlement Amount if the Final Underlier Level is greater than or equal to the Threshold Level. You will not receive a return on the notes greater than the return represented by the Threshold Settlement Amount, regardless of how much the level of the Underlier increases over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the Underlier Stocks.

Any Payment on the Notes Is Subject to Our Credit Risk and the Credit Risk of the Guarantor, and Actual or Perceived Changes in Our or the Guarantor’s Creditworthiness Are Expected to Affect the Value of, or Any Amounts Payable on, the Notes

The notes are our unsecured senior debt securities. Any payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of the Cash Settlement Amount at maturity will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the stated maturity date, regardless of the level of the Underlier. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be on the stated maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the stated maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the level of the Underlier, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We Are a Finance Subsidiary and, as Such, Have No Independent Assets, Operations or Revenues

We are a finance subsidiary of the Guarantor, have no operations other than those related to the issuance, administration and payment of our obligations under our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the notes in the ordinary course. However, we will have no assets available for distributions to holders of the notes if they make claims in respect of such notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders in respect of such claims in any such proceeding will be limited to those available under the Guarantor’s guarantee of such notes, and any obligations under that guarantee will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Guarantor, except obligations that are subject to any priorities or preferences by law, and senior in right of payment to the Guarantor’s subordinated obligations. Therefore, our ability to make payments on the notes may be limited.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other Than the Determination Date

The Final Underlier Level will be the closing level of the Underlier on the Determination Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the Underlier decreased significantly on the Determination Date, the Cash Settlement Amount for your notes may be significantly less than it would have been had the Cash Settlement Amount been linked to the closing level of the Underlier prior to such decrease in the level of the Underlier. Although the actual level of the Underlier on the stated maturity date or at other times during the life of your notes may be higher than the Final Underlier Level, you will not benefit from the closing level of the Underlier at any time other than on the Determination Date.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the Cash Settlement Amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Initial Underlier Level Will Be Determined at the Discretion of the Calculation Agent

The Initial Underlier Level will be the closing level or an intraday level of the Underlier on the trade date, as determined by the calculation agent in its sole discretion. As such, the Initial Underlier Level may not be based on the closing level of the Underlier on the trade date. The Initial Underlier Level may be higher or lower than the actual closing level of the Underlier on the trade date.

Valuation- and Market-related Risks

The Public Offering Price You Pay for the Notes Will Exceed Their Initial Estimated Value

The range of initial estimated values of the notes that is provided in this preliminary pricing supplement, and the initial estimated value of the notes that will be provided in the final pricing supplement, are each an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, changes in the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, BofAS or any other entities would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlier, our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the Underlier, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the hedging-related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

The Price of the Notes That May Be Paid by BofAS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period After the Trade Date

As agreed by BofAS and the distribution participants, for approximately a three-month period after the trade date, BofAS expects to offer to buy the notes in the secondary market at a price that will exceed the estimated value of the notes at that time. The amount of this excess, which represents a portion of the hedging-related charges expected to be realized by BofAS and the distribution participants over the term of the notes, will decline to zero on a straight line basis over that three-month period. Accordingly, the estimated value of your notes during this initial three-month period may be lower than the value shown on your customer account statements. Thereafter, if BofAS buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to its pricing models at that time. Any price at any time after the trade date will be based on then-prevailing market conditions and other considerations, including the performance of the Underlier and the remaining term of the notes. However, none of us, the Guarantor, BofAS or any other party is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

We Cannot Assure You that a Trading Market for Your Notes Will Ever Develop or Be Maintained

We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the level of the Underlier. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that BofAS will act as a market-maker for the notes, but none of us, the Guarantor or BofAS is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. BofAS may discontinue its market-making activities as to the notes at any time. To the extent that BofAS engages in any market-making activities, it may bid for or offer the notes. Any price at which BofAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time BofAS were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

We May Sell Additional Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The price to public of the notes in the subsequent sale may differ substantially (higher or lower) from the original price to public you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the price to public you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the Threshold Level and the Threshold Settlement Amount on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the Threshold Settlement Amount will only permit a lower positive return in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the Threshold Level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the Underlier. Changes in the levels of the Underlier may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “ — The Market Value of the Notes Will Be Affected by Various Factors That Interrelate in Complex Ways, and Their Market Value May Be Less Than the Face Amount” below.

Trading and Hedging Activities by Us, the Guarantor and Any of Our Other Affiliates, including BofAS, May Affect Your Return on the Notes and Their Market Value

We, the Guarantor and our other affiliates, including BofAS, and any other distributors of the notes may buy or sell the Underlier Stocks, or futures or options contracts on the Underlier or the Underlier Stocks, or other listed or over-the-counter derivative instruments linked to the Underlier or the Underlier Stocks. We, the Guarantor and any of our other affiliates, including BofAS, and any other distributors of the notes may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could adversely affect the value of these securities and, in turn, the value of the Underlier in a manner that could be adverse to your investment in the notes. On or before the applicable trade date, any purchases or sales by us, the Guarantor or other entities (including for the purpose of hedging some or all of our anticipated exposure in connection with the notes) may adversely affect the level of the Underlier or the Underlier Stocks. Consequently, the level of the Underlier or the prices of the Underlier Stocks may change subsequent to the trade date of an issue of the notes, which may adversely affect the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, and any other distributors of the notes may also engage in hedging activities that could affect the level of the Underlier on the trade date. In addition, these hedging activities, including the unwinding of a hedge, may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including BofAS, and any other distributors of the notes may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, BofAS may enter into these transactions in connection with any market making activities in which they engage. We cannot assure you that these activities will not adversely affect the level of the Underlier, the market value of your notes prior to maturity or the amounts payable on the notes.

The Market Value of the Notes Will Be Affected by Various Factors That Interrelate in Complex Ways, and Their Market Value May Be Less Than the Face Amount

If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them in the secondary market. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, such as the level and the volatility of the Underlier, economic and other conditions generally, interest rates, dividend yields on the securities represented by the Underlier, exchange rate movements and volatility, our and the Guarantor’s financial condition and creditworthiness, and time to maturity. The impact of any one factor may be offset or magnified by the effect of another factor. These factors may interact with each other in complex and unpredictable ways. See “Risk Factors—Valuation- and Market-related Risks—The Notes are not designed to be short-term trading instruments, and if you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount” beginning on page PS-5 of product supplement EQUITY-1.

Conflict-related Risks

Trading and Hedging Activities by Us, the Guarantor and Any of Our Other Affiliates, Including BofAS, May Create Conflicts of Interest With You and May Adversely Affect Your Return on the Notes and Their Market Value.

We, the Guarantor or one or more of our other affiliates, including BofAS, and any other distributors of the notes may engage in trading activities related to the Underlier and to the Underlier Stocks that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including BofAS, and any other distributors of the notes also may issue or underwrite other financial instruments with returns based upon the Underlier. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including BofAS, and any other distributors of the notes may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the level of the Underlier or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates, including BofAS, and any other distributors of the notes also may enter into hedging transactions relating to other notes or instruments that we or they issue, some of which may have returns calculated in a manner related to the notes. We may enter into such hedging arrangements with one of our affiliates. Our affiliates or such other distributors may enter into additional hedging transactions with other parties relating to the notes and the Underlier. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but could also result in a loss. We and these other entities will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we or other parties receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There May Be Potential Conflicts of Interest Involving the Calculation Agent, Which Is an Affiliate of Ours. We Have the Right to Appoint and Remove the Calculation Agent

BofAS will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event has occurred. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

Underlying-related Risks

The Probability that the Final Underlier Level Will Be Less Than the Threshold Level Will Depend in Part on the Volatility of the Underlier

“Volatility” refers to the frequency and magnitude of changes in the level of the Underlier. The greater the expected volatility with respect to the Underlier on the trade date, the higher the expectation as of the trade date that the Final Underlier Level could be less than the Threshold Level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the Underlier as of the trade date. The volatility of the Underlier can change significantly over the term of the notes. The level of the Underlier could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlier and the potential to lose a significant amount of your principal at maturity.

An Investment in Notes Linked to the Underlier Is Subject to Risks Associated in Investing in Stocks with a Small Market Capitalization

The underlier consists of stocks issued by companies with relatively small market capitalizations. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. As a result, the level of the underlier may be more volatile than that of a market measure that does not track solely small-capitalization stocks. Stock prices of small-capitalization companies are also often more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends. In addition, small capitalization companies are often less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals. Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the Underlier Stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the Underlier Stocks, including voting rights, any right to receive dividends or other distributions, any rights to make a claim against the Underlier Stocks or any other rights of a holder of the Underlier Stocks. Your notes will be paid in cash and you will have no right to receive delivery of any Underlier Stocks.

The Publisher of the Underlier May Adjust the Underlier in a Way that Affects Its Levels, and the Publisher Has No Obligation to Consider Your Interests

The publisher of the Underlier can add, delete, or substitute the components included in the Underlier or make other methodological changes that could change its level. A new security included in the Underlier may perform significantly better or worse than the replaced security, and the performance will impact the level of the Underlier. Additionally, the publisher of the Underlier may alter, discontinue, or suspend calculation or dissemination of the Underlier. Any of these actions could adversely affect the value of your notes. The publisher of the Underlier will have no obligation to consider your interests in calculating or revising the Underlier.

Tax-related Risks

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain, and May Be Adverse to a Holder of the Notes

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as single financial contracts, as described below under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

THE UNDERLIER

All disclosures contained in this pricing supplement regarding the Underlier, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, FTSE Russell (“FTSE Russell” or the “Underlier Sponsor”). The Underlier Sponsor, which licenses the copyright and all other rights to the Underlier, has no obligation to continue to publish, and may discontinue publication of, the Underlier. The consequences of the Underlier Sponsor discontinuing publication of the applicable Underlier are discussed in “Description of the Notes—Discontinuance of an Index” in the accompanying product supplement.  None of us, the Guarantor, the calculation agent, or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlier or any successor index.

None of us, the Guarantor, BofAS or any of our other affiliates makes any representation to you as to the future performance of the Underlier.

You should make your own investigation into the Underlier.

The Russell 2000® Index

The Russell 2000® Index, which we also refer to in this description as the “index”:

• is an equity index, and therefore cannot be invested in directly;

• does not file reports with the SEC because it is not an issuer;

• was first launched in 1984 based on an initial value of 100 as of December 31, 1978; and

• is sponsored by FTSE Russell (“FTSE Russell”)

The Russell 2000® Index measures the composite price performance of stocks of 2,000 companies in the U.S. equity market. It is generally considered to be a “small-cap” index.  Additional information about the Russell 2000® Index (including the top ten constituent stocks and sector weights) is available on the following website: ftse.com/analytics/factsheets/Home/Search#.

The Russell 2000® Index includes approximately 2,000 of the smallest securities that form the Russell 3000® Index. The Russell 3000® Index is comprised of the 3,000 largest U.S. companies, or 98% based on market capitalization, of the investable U.S. equity market. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

Selection of Constituent Stocks of the Russell 2000® Index

The Russell 2000® Index is a sub-index of the Russell 3000® Index. To be eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index, a company’s stocks must be listed on the rank day and FTSE Russell must have access to documentation verifying the company’s eligibility for inclusion. The rank day occurs on the last business day of April with membership eligibility determined using public information available on the rank day and market capitalizations calculated at market close. Eligible initial public offerings (“IPOs”) are added to Russell U.S. Indices quarterly, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, IPOs must meet additional eligibility criteria.

A company is included in the U.S. equity markets and is eligible for inclusion in the Russell 3000® Index, and consequently, the Russell 2000® Index, if that company incorporates in the U.S., has its headquarters in the U.S. and also trades with the highest liquidity in the U.S.  If a company does not satisfy all of the above criteria, it can still be included in the U.S. equity market if any one of the following home country indicators is in the United States: (i) country of incorporation, (ii) country of headquarters and (iii) country in which the company trades with the highest liquidity (as defined by a two-year average daily dollar trading volume from all exchanges within the country), and the primary location of that company’s assets or its revenue, based on an average of two years of assets or revenues data, is also in the United States. In addition, if there is insufficient information to assign a company to the U.S. equity markets based on its assets or revenue, the company may nonetheless be assigned to the U.S. equity markets if the headquarters of the company is located in the United States or if the headquarters of the company is located in certain “benefit-driven incorporation countries”, or “BDIs”, and that company’s most liquid stock exchange is in the United States. The BDI countries are Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curaçao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands. A U.S.-listed company is not eligible for inclusion within the U.S. equity market if it has been classified by FTSE Russell as a China N share on the rank date of the index reconstitution. A company will be considered a China N share if the following criteria are satisfied: (i) the company is incorporated outside of mainland China, (ii) the company is listed on the NYSE, the Nasdaq or the NYSE American (formerly the NYSE MKT), (iii) the company has a headquarter or principal executive office or its establishment in mainland China, with the majority of its revenue or assets derived from the People’s Republic of China, and (iv) the company is controlled by a mainland Chinese entity, company or individual (if the shareholder background cannot be determined with publicly available information, FTSE Russell will consider whether the establishment and origin of the company are in mainland China and whether the company is headquartered in mainland China). An existing China N Share which fails one or more of the following criteria will cease to be classified as a China N share: (i) the company is no longer incorporated outside the People’s Republic of China, (ii) the company is no longer listed on the NYSE, the Nasdaq exchange, or the NYSE American, (iii) the percentages of revenue and assets derived from the People’s Republic of China have both fallen below 45 percent, or (iv) the company is acquired/a controlling stake is held by a non-Mainland Chinese state entity, company or individual. Only asset and revenue data from the most recent annual report is considered when evaluating whether a company should be classified a China N share (i.e., there will be no two year averaging). ADRs and ADSs are not eligible for inclusion in the Russell 2000® Index.

In addition, all securities eligible for inclusion in the Russell 3000® Index, and consequently, the Russell 2000® Index, must trade on an eligible exchange (CBOE (formerly BATS), NYSE, NYSE American (formerly NYSE MKT), NYSE Arca and Nasdaq).

Exclusions from the Russell 2000® Index

FTSE Russell specifically excludes the following companies and securities from the Russell 2000® Index: (i) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, depositary receipts, installment receipts and trust receipts; (ii) royalty trusts, U.S. limited liability companies, closed-end investment companies, companies that are required to report Acquired Fund Fees and  Expenses (as defined by the SEC), including business development companies, blank check companies, special-purpose acquisition companies and limited partnerships; (iii) companies with a total market capitalization less than $30 million; (iv) companies with only a small portion of their shares available in the free-float as defined by FTSE Russell (companies with less than an absolute 5% of shares available); (v) bulletin board, pink sheets or over-the-counter traded securities, including securities for which prices are displayed on the FINRA ADF; (vi) real estate investment trusts and publicly traded partnerships that generate, or have historically generated, unrelated business taxable income and have not taken steps to block their unrelated business taxable income to equity holders; and (vii) companies with less than 5% of the company’s voting rights in the hands of unrestricted shareholders.

Initial List of Eligible Securities

The primary criterion FTSE Russell uses to determine the initial list of securities eligible for the Russell 3000® Index and, consequently, the Russell 2000® Index, is total market capitalization, which is calculated by multiplying the total outstanding shares for a company by the market price as of the rank day for those securities being considered at annual reconstitution.  IPOs may be added between constitutions as noted below.  All common stock share classes are combined in determining a company’s total shares outstanding. If multiple share classes have been combined, the number of total shares outstanding will be multiplied by the primary exchange close price and used to determine the company’s total market capitalization. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. Stocks must have a closing price at or above $1.00 on their primary exchange or an eligible secondary exchange on the last trading day of May of each year to be eligible for inclusion in the Russell 2000® Index. In order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the rank day, it will be considered eligible if the average of the daily closing prices from their primary exchange during the 30 days prior to the rank day is equal to or greater than $1.00. If an existing member does not trade on the rank day, it must price at $1.00 or above on another eligible U.S. exchange to remain eligible.

Multiple Share Classes

If an eligible company trades under multiple share classes or if a company distributes shares of an additional share class to its existing shareholders through a mandatory corporate action, each share class will be reviewed independently for inclusion. Share classes in addition to the primary vehicle (the pricing vehicle) that have a total market capitalization larger than $30 million, an average daily dollar trading value that exceeds that of the global median, and a float of 5% or greater of shares available in the free-float as defined by FTSE Russell are eligible for inclusion.

The pricing vehicle will generally be designated as the share class with the highest two-year trading volume as of the rank day. In the absence of two years’ worth of data, all available data will be used for this calculation.  If the difference between trading volumes for each share class is less than 20%, the share class with the most available shares outstanding will be used as the pricing vehicle.  At least 100 day trading volume is necessary to consider the class as a pricing vehicle for existing members.  New members will be analyzed on all available data, even if that data is for less than 100 days.

Annual Reconstitution

The Russell 2000® Index is reconstituted annually by FTSE Russell to reflect changes in the marketplace. The list of companies is ranked based on total market capitalization on the last trading day in May, with the actual reconstitution occurring on the fourth Friday of June each year. A full calendar for reconstitution is published each spring.

A company’s total shares are multiplied by the primary exchange close price of the pricing vehicle and used to determine the company’s total market capitalization for the purpose of ranking of companies and determination of index membership. If no volume exists on the primary exchange on the rank day, the last trade price from an eligible secondary exchange will be used where volume exists (using the lowest trade price above $1.00 if multiple secondary markets exist). The company’s rank will be determined based on the cumulative market capitalization. As of the June 2016 reconstitution, any share class not qualifying for eligibility independently will not be aggregated with the pricing vehicle within the available shares calculation.

For mergers and spin-offs that are effective between the rank day and the business day immediately before the index lock down takes effect ahead of the annual reconstitution in June, the market capitalizations of the impacted securities are recalculated and membership is reevaluated as of the effective date of the corporate action.  For corporate events that occur during the reconstitution lock down period (which takes effect from the open on the first day of the lock down period onwards), market capitalizations and memberships will not be reevaluated. Non index members that have been considered ineligible as of rank day will not be reevaluated in the event of a subsequent corporate action that occurs between rank day and the reconstitution effective date.

Index Calculation and Capitalization Adjustments

As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the index stocks relative to the capitalization on a base date. This discussion describes the “price return” calculation of the Russell 2000® Index. The applicable pricing supplement will describe the calculation if the underlier for your securities is not the price return calculation. The current Russell 2000® Index value is the compounded result of the cumulative daily (or monthly) return percentages, where the starting value of the Russell 2000® Index is equal to the base value (100) and base date (December 31, 1978). Returns between any two dates can then be derived by dividing the ending period index value (IV1) by the beginning period (IV0) index value, so that the return equals [(IV1 / IV0) –1]*100.

Constituent stocks of the index are weighted in the Russell 2000® Index by their free-float market capitalization, which is calculated by multiplying the primary closing price by the number of free-float shares. Free-float shares are shares that are available to the public for purchase as determined by FTSE Russell. Adjustments to shares are reviewed quarterly (including at reconstitution) and for major corporate actions such as mergers. Total shares and adjustments for available shares are based on information recorded in SEC corporate filings.

The following are excluded from free float: shares directly owned by state, regional, municipal and local governments (excluding shares held by independently managed pension schemes for governments); shares held by sovereign wealth funds where each holding is 10% or greater of the total number of shares in issue; shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated; shares held within employee share plans; shares held by public companies or by non-listed subsidiaries of public companies; shares held by founders, promoters, former directors, founding venture capital and private equity firms, private companies and individuals (including employees) where the holding is 10% or greater of the total number of shares in issue; all shares where the holder is subject to a lock-up clause (for the duration of that clause, after which free float changes resulting from the expiry of a lock-up will be implemented at the next quarterly review subject to the lock-up expiry date occurring on or prior to the share and float change information cut-off date); shares held by an investor, investment company or an investment fund that is actively participating in the management of a company or is holding shares for publicly announced strategic reasons, or has successfully placed a current member to the board of directors of a company; and shares that are subject to ongoing contractual agreements (such as swaps) where they would ordinarily be treated as restricted. In addition, while portfolio holdings such as pension funds, insurance funds or investment companies will generally not be considered as restricted from free float, where a single portfolio holding is 30% or greater it will be regarded as strategic and therefore restricted (and will remain restricted until the holding falls below 30%).

Corporate Actions Affecting the Index

FTSE Russell adjusts the Russell 2000® Index on a daily basis in response to certain corporate actions and events. Therefore, a company’s membership in the Russell 2000® Index and its weight in the Russell 2000® Index can be impacted by these corporate actions. The adjustment is applied based on sources of public information, including press releases and Securities and Exchange Commission filings. Prior to the completion of a corporate action or event, FTSE Russell estimates the effective date. FTSE Russell will then adjust the anticipated effective date based on public information until the date is considered final. Depending on the time on a given day that an action is determined to be final, FTSE Russell will generally either (1) apply the action before the open on the ex-date or (2) apply the action after providing appropriate notice. If FTSE Russell has confirmed the completion of a corporate action, scheduled to become effective subsequent to a rebalance, the event may be implemented in conjunction with the rebalance to limit turnover, provided appropriate notice can be given. FTSE Russell applies the following methodology guidelines when adjusting the Russell 2000® Index in response to corporate actions and events:

“No Replacement” Rule — Securities that are deleted from the Russell 2000® Index between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over the past year will fluctuate according to corporate activity.

Mergers and Acquisitions

Adjustments due to mergers and acquisitions are applied to the Russell 2000® Index after the action is determined to be final. In the event that a constituent is being acquired for cash or is delisted subsequent to an index review, such constituent will be removed from the Russell 2000® Index in conjunction with the index review, assuming that the action is determined to be final and a minimum of two days’ notice can be provided.

Between constituents:  When mergers and acquisitions take place between companies that are both constituents of a Russell index for cash, the target company is deleted from the Russell 2000® Index at the last traded price. When mergers and acquisitions take place between companies that are both constituents of a Russell index for stock, the target company is deleted from the Russell 2000® Index and the shares of the acquiring stock are increased according to the offer terms. When mergers and acquisitions take place between companies that are both constituents of a Russell index for cash or stock or a combination thereof, the target company is deleted from the Russell 2000® Index and the shares of the acquiring company are simultaneously increased per the merger terms.

Between a constituent and a non-constituent:  If the target company is a member of the Russell 2000® Index, it is deleted from the Russell 2000® Index and the acquiring company will be included initially in the Russell 2000® Index provided it is eligible in all other respects at the time of the merger, regardless of previous eligibility screenings. If the acquiring company is deemed eligible it will be added to the Russell 2000® Index on the effective date and the opening price will be calculated using the offer terms. When the target company is a FTSE Russell Universe member, the shares of the member acquiring company will be updated to reflect the merger. Any share update will be made giving appropriate notice.

Given sufficient market hours after the confirmation of a merger or acquisition, FTSE Russell effects the action after the close on the last day of trading of the target company, or at an appropriate time once the transaction has been deemed to be final.

Rights Offerings — Rights offered to shareholders are reflected in the Russell 2000® Index only if the subscription price of the rights is at a discount to the market price of the stock. Provided that FTSE Russell has been alerted to the rights offer prior to the ex-date, it will adjust the price of the stock for the value of the rights and increased shares according to the terms of the offering before the open on the ex-date.

Spin-offs— If the spin-off entity meets the eligibility requirements for the Russell 2000® Index, the spin-off entity will be added to the Russell 2000® Index on the ex-date of the distribution. The spin-off entity will be retained in the Russell 2000® Index until the next annual reconstitution, when it will be evaluated for inclusion. If the spin-off entity does not meet the eligibility requirements for the Russell 2000® Index, the spin-off entity will be added to the Russell 2000® Index on the ex-date of the distribution. It will remain in the Russell 2000® Index until listing and settlement and then deleted at market price with notice.

Initial Public Offerings — Eligible IPOs are added to the Russell 2000® Index based on total market capitalization ranking within the market-adjusted capitalization breaks established at the most recent annual reconstitution.

An IPO of additional share classes will be considered for eligibility and must meet the same eligibility criteria for all other multiple share classes.  If at the time of the IPO the additional share class does not meet the eligibility criteria for separate index membership, it will not be added to the Russell 2000® Index and will subsequently be reviewed for index membership during the next annual reconstitution.

Once IPO additions have been announced, an IPO may be added to the Russell 2000® Index prior to the previously announced schedule, if a corporate action has deemed this to be appropriate and notice can be provided (e.g. an index member automatically receives shares via a stock distribution into a projected IPO add).

Tender Offers — A company acquired as a result of a tender offer is removed when (i) (a) offer acceptances reach 90%; (b) shareholders have validly tendered and the shares have been irrevocably accepted for payment; and (c) all pertinent offer conditions have been reasonably met and the acquirer has not explicitly stated that it does not intend to acquire the remaining shares; (ii) there is reason to believe that the remaining free float is under 5% based on information available at the time; or (iii) following completion of the offer the acquirer has stated intent to finalize the acquisition via a short-form merger, squeeze-out, top-up option or any other compulsory mechanism.

Where the conditions for index deletion are not met, FTSE Russell may implement a free float change based on the reported acceptance results at the expiration of the initial, subsequent or final offer period where (i) the minimum acceptance level as stipulated by the acquiror is met; (ii) shareholders have validly tendered and the shares have been irrevocably accepted for payment; (iii) all pertinent offer conditions have been reasonably met and (iv) the change to the current float factor is greater than 3%. FTSE Russell uses the published results of the offer to determine the new free float of the target company. If no information is published in conjunction with the results from which FTSE Russell can determine which shareholders have and have not tendered, the free float change will reflect the total shares now owned by the acquiring company. A minimum T+2 notice period of the change is generally provided. . Any subsequent disclosure on the updated shareholder structure will be reviewed during the quarterly review cycle. If the offer includes a stock consideration, the acquiring company’s shares will be increased proportionate to the free float change of the target company.  If the target company’s free float change is greater than 3%, the associated change to the acquiring company’s shares will be implemented regardless of size. Additionally, if the change to the target company is less than 3%, then no change will be implemented to the target or the acquiring company at the time of the event, regardless of any change to the acquiring company’s shares. The target company will then be deleted as a second-step, if the conditions for deletion are achieved at the expiration of a subsequent offer period.

In the event that a tender offer results in an additional listed and active “tendered” line prior to the tendered shares being accepted and exchanged for settlement, FTSE Russell will generally evaluate the following factors to determine whether to switch to the tendered line: (i) the objective of the offer is to fully acquire and delist the target company (and FTSE Russell is not aware of any obstacles designed to prevent this objective; e.g. there are no major shareholders who have publicly disclosed that they will not be tendering); (ii) the offer is deemed to be successful (i.e. the minimum acceptance threshold has been achieved); (iii) more than 50% of the shares subject to the offer have been tendered; (iv) there is an additional tender offer period to provide a window for index users to tender into the tendered shares’ line; and (v) there are outstanding regulatory or other substantive hurdles preventing the transaction completing immediately at the conclusion of the tender offer, with the results not expected to be known for some time. Index implementation will generally occur immediately after the opening of the additional offer period (with the provision of appropriate notice) – with an informative notice published announcing the change, to supplement the information within the applicable tracker files. In the event that the tendered line is halted prior to index implementation, its close price will be updated to reflect the deal terms until implementation. In the event that the prerequisites for deletion are not achieved and the target company is retained within the Russell 2000® Index at a reduced weight, the tendered line will be removed at deal terms (if no active market) with the ordinary line being re-added at a reduced weight at its last close price.

In exceptional circumstances, any review changes due to be effective for the companies involved in a tender offer may be retracted if FTSE Russell becomes aware of a tender offer which is due to complete on or around the effective date of such index review changes. Such exceptional circumstances may include undue price pressure being placed on the companies involved, or if proceeding with the review changes would compromise the replicability of the Russell 2000® Index.

Delisted and Suspended Stocks — A constituent will be deleted if it is delisted from all eligible exchanges. A constituent will be deleted if FTSE Russell becomes aware (in the country of assigned nationality) that the stock has become bankrupt, has filed for bankruptcy protection, enters into administration or receivership, commenced accelerated safeguarding procedures, is insolvent or is liquidated (or local equivalents); or has filed for delisting and no regulatory or shareholder approvals are outstanding, converts into an ineligible corporate structure or where evidence of a change in circumstances makes it ineligible for index inclusion. If, however, FTSE Russell becomes aware that a constituent is suspended, index treatment will be determined as follows:

•unless the circumstances regarding deletions set forth below apply, a constituent will continue to be included in the Russell 2000® Index for a period of up to 20 business days at its last traded price;

•if a constituent continues to be suspended at the end of that 20 business day period (the suspension period), it will be subject to review. FTSE Russell will take into account the stated reasons for the suspension. These reasons may include announcements made by the company regarding a pending acquisition or restructuring, and any stated intentions regarding a date for the resumption of trading. If following review, a decision is taken to remove the constituent, FTSE Russell will provide notice of 20 business days (the notice period) that it intends to remove the constituent, at zero value, at the conclusion of the notice period. If the security has not resumed trading at the conclusion of the notice period, it will be removed with two days’ notice. If during the notice period further details are disclosed as to the reason for a company’s suspension, those reasons (and any possible resumption of trade date) will be taken into account when determining if the company should remain on notice;

•if a suspended constituent resumes trading on or before the last business day of the notice period, the deletion notice will be rescinded and the constituent will be retained in the Russell 2000® Index. However, where the constituent resumes trading after the 40th business day of suspension, the constituent will continue to be removed from the Russell 2000® Index as previously announced but in these circumstance the deletion will be implemented at market value unless there are barriers that render a market value irreplicable. In this event, the company will continue to be removed at zero;

•if the notice period expires in the week preceding an index review, the company will be removed in conjunction with the index review;

•in certain limited circumstances where the index weight of the constituent is significant and FTSE Russell determines that a market-related value can be established for the suspended constituent, for example because similar company securities continue to trade, deletion may take place at the market-related value instead. In such circumstances, FTSE Russell will set out its rationale for the proposed treatment of the constituent at the end of the suspension period. The company would then be removed at that value at the end of the notice period;

•subject to the second following paragraph, if a constituent has been removed from the Russell 2000® Index and trading is subsequently restored, the constituent will only be reconsidered for inclusion after a period of 12 months from its deletion. For the purposes of index eligibility it will be treated as a new issue.

For example, if FTSE Russell becomes aware that a U.S. company has filed for Chapter 7 bankruptcy, Chapter 11 bankruptcy protection, a receiver is appointed, has filed for delisting under a Form 25, or a liquidation plan is filed, it will be removed from the Russell 2000® Index with notice. If a constituent is removed pursuant to this rule and is not trading and there is no express confirmation that shareholders will receive a fixed cash amount per share held, FTSE Russell will remove the stock at a nominal price of $0.0001. If a price on an ineligible market (e.g. OTC) is available, the constituent may be removed using this price.

A company emerging from bankruptcy protection or insolvency will be reconsidered for index inclusion at the next annual reconstitution (i.e., there will be no 12 month exclusion).

A constituent will be deleted if FTSE Russell becomes aware that the price of the constituent has reached its minimum permissible trade price. The constituent will be removed from the Russell 2000® Index in conjunction with the next index review subject to it still being at the minimum permissible trade price at the start of the quarterly review lock down period. The stock will only be reconsidered for index eligibility after a period of 12 months from its deletion. For purposes of index eligibility it will be evaluated as a new issue.

Stock Distributions and distributions in specie— A price adjustment for stock distributions is applied on the ex-date of the distribution. Where FTSE Russell is able to value a distribution in specie prior to the ex-date, a price adjustment is made to the company paying the dividend at the open on the ex-date.  If no valuation of the distribution exists prior to the ex-date, no price adjustment is applied.  Where the company whose holders are receiving the distribution is an index member, its shares will be increased according to the terms of the distribution.  If such company is not an index member, the distributed shares will be added to the Russell 2000® Index until they have been settled and have listed, at which point they will be removed at the last traded price giving appropriate notice.

Special Cash Dividends — If a constituent pays out a special cash dividend, the price of the stock is adjusted to deduct the dividend amount before the open on the ex-date. No adjustment for regular cash dividends is made in the price return calculation of the Russell 2000® Index.

Updates to Shares Outstanding and Free Float — FTSE Russell reviews the Russell 2000® Index quarterly for updates to shares outstanding and to free floats used in calculating the Russell 2000® Index. The changes are implemented quarterly in March, June, September and December after the close on the third Friday of such month. The June reconstitution will be implemented on the fourth Friday of June.

In March, September and December shares outstanding and free floats are updated to reflect (i) cumulative share changes greater than 1%, (ii) for constituents with a free float less than or equal to 15%, cumulative free float changes greater than 1%, and (iii) for constituents with a free float greater than 15%, cumulative free float changes greater than 3%. Updates to shares outstanding and free floats will be implemented each June regardless of size (i.e., the percentage change thresholds above will not be applied). FTSE Russell implements the June updates using data sourced primarily from the companies’ publicly available information filed with the Securities and Exchange Commission.

Outside of the quarterly update cycle, outstanding shares and free float will be updated with at least two days’ notice if prompted by primary or secondary offerings if (i) there is a USD $1 billion investable market capitalization change related to a primary/secondary offering measured by multiplying the change to index shares by the subscription price or (ii) there is a resultant 5% change in index shares related to a primary or secondary offering and a USD $250 million investable market capitalization change measured by multiplying the change to index shares by the subscription price. The pricing date will serve as the trigger for implementation; i.e. once FTSE Russell is aware that an offering has priced, the update will be implemented with two days’ notice from market close (contingent on the thresholds described above being triggered). If discovery of the pricing date occurs more than two days after the pricing date, the update will be deferred until the next quarterly review.

In exceptional circumstances, FTSE Russell may defer implementation until after the new shares are listed and with the provision of two days’ notice. An offering may be deemed exceptional if implementation prior to the listing of the new shares may cause undue price pressure on the company, or if proceeding with the changes may compromise the replicability of the index.

If a company distributes shares of an additional share class to its existing shareholders through a mandatory corporate action, the additional share class will be evaluated for separate index membership. The new share class will be deemed eligible if the market capitalization of the distributed shares meets the minimum size requirement (the market capitalization of the smallest member of the Russell 3000E Index from the previous rebalance as adjusted for performance to date). If the additional share class is not eligible at the time of distribution, it will not be added to the Russell 2000® Index.

Historical Closing Levels of the Underlier

The closing level of the Underlier has fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the Underlier has recently experienced extreme and unusual volatility. Any historical upward or downward trend in the closing level of the Underlier during the period shown below is not an indication that the Underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the Underlier as an indication of its future performance of an underlier, including because of the recent volatility described above. We cannot give you any assurance that the future performance of the Underlier or the Underlier Stocks will result in you receiving the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the Underlier. Before investing in the offered notes, you should consult publicly available information to determine the levels of the Underlier between the date of this pricing supplement and the date of your purchase of the offered notes and, given the recent volatility described above, you should pay particular attention to recent levels of the Underlier. The actual performance of the Underlier over the life of the offered notes, as well as the Cash Settlement Amount, may bear little relation to the historical closing levels shown below.

The graph below shows the daily historical closing levels of the Underlier from January 2, 2021 through October 28, 2026. As a result, the following graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity indices. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the Russell 2000® Index

License Agreement

“Russell 2000®” and “Russell 3000®” are trademarks of FTSE Russell and have been licensed for use by our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated. The Notes are not sponsored, endorsed, sold, or promoted by FTSE Russell, and FTSE Russell makes no representation regarding the advisability of investing in the Notes.

FTSE Russell and Merrill Lynch, Pierce, Fenner & Smith Incorporated have entered into a non-exclusive license agreement providing for the license to Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates, including us, in exchange for a fee, of the right to use indices owned and published by FTSE Russell in connection with some securities, including the Notes. The license agreement provides that the following language must be stated in this pricing supplement:

The Notes are not sponsored, endorsed, sold, or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the RTY to track general stock market performance or a segment of the same. FTSE Russell’s publication of the RTY in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the RTY is based. FTSE Russell’s only relationship to Merrill Lynch, Pierce, Fenner & Smith Incorporated and to us is the licensing of certain trademarks and trade names of FTSE Russell and of the RTY, which is determined, composed, and calculated by FTSE Russell without regard to Merrill Lynch, Pierce, Fenner & Smith Incorporated, us, or the Notes. FTSE Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate, or in any way change the RTY. FTSE Russell has no obligation or liability in connection with the administration, marketing, or trading of the Notes.

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RTY OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, US, BAC, BOFAS, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RTY OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RTY OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SUPPLEMENTAL PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST

BofA Finance expects to agree to sell to BofAS, and BofAS expects to agree to purchase from BofA Finance, the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. BofAS proposes initially to offer the notes to the public at the price to public set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such price less a concession not in excess of 1.28% of the face amount.

BofAS or one of its affiliates will also pay a fee to iCapital Markets LLC, a broker-dealer in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering.

We expect to deliver the notes against payment therefor in New York, New York on        , 2026, which is expected to be the third scheduled business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

BofAS and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

As agreed by BofAS and the distribution participants, for approximately a three-month period after the trade date, BofAS expects to offer to buy the notes in the secondary market at a price that will exceed the estimated value of the notes at that time; the amount of this excess will decline on a straight line basis over that period. Thereafter, if BofAS buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to its pricing models at that time. Any price at any time after the trade date will be based on then-prevailing market conditions and other considerations, including the performance of the Underlier and the remaining term of the notes. However, none of us, the Guarantor, BofAS or any other party is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that BofAS may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes: (a) a retail investor means a person who is neither: (i) a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom; nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (as may be amended from time to time); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as issuer, or BAC, as guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlier. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the trade date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlier, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging-related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-11 above and “Supplemental Use of Proceeds” on page PS-15 of product supplement EQUITY-1.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income and estate tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders (each, as defined in the accompanying prospectus) that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as single financial contracts with respect to the Underlier and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. In the opinion of our counsel, Sidley Austin LLP, it is reasonable to treat the notes as single financial contracts with respect to the Underlier. This discussion assumes that the notes constitute single financial contracts with respect to the Underlier for U.S. federal income tax purposes. If the notes did not constitute single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether any issuer of a component stock included in the Underlier would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of one or more component stocks included in the Underlier were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the issuers of the component stocks included in the Underlier and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of a component stock included in the Underlier is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale or exchange of the notes generally would be treated as ordinary income, and any loss realized at maturity or upon a sale or exchange of the notes generally would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

On December 7, 2007, the IRS released Notice 2008-2 (the "Notice"), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” The Notice addressed instruments such as the notes. According to the Notice, the IRS and Treasury were considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. Although the IRS subsequently obsoleted the Notice on September 29, 2026, it is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale or exchange of the notes should be treated as ordinary gain or loss.

Because the Underlier is an index that periodically rebalances, it is possible that the notes could be treated as a series of single financial contracts, each of which matures on the next rebalancing date. If the notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the notes on each rebalancing date in return for new notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

Non-U.S. Holders

Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale or exchange of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, or settlement and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if gain realized on the settlement at maturity, or upon sale or exchange of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2029. Based on our determination that the notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlier or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlier or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — General — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

TABLE OF CONTENTS

Pricing Supplement

Page

Summary Information	PS-3
Hypothetical Examples	PS-8
Risk Factors	PS-11
The Underlier	PS-17
Supplemental Plan of Distribution-Conflicts of Interest	PS-25
Structuring the Notes	PS-27
U.S. Federal Income Tax Summary	PS-28

Product Supplement EQUITY-1 dated December 8, 2025

Summary	PS-1
Risk Factors	PS-3
Supplemental Use of Proceeds	PS-15
Description of the Notes	PS-16
Supplemental Plan of Distribution; Conflicts of Interest	PS-28

Prospectus Supplement dated December 8, 2025

About this Prospectus Supplement	S-1
Risk Factor Summary	S-5
Risk Factors	S-7
Description of the BofA Finance Notes	S-24
Supplemental Plan of Distribution (Conflicts of Interest)	S-67
Legal Matters	S-91

Prospectus dated December 8, 2025

About this Prospectus	1
Prospectus Summary	3

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its respective date.

$

BofA Finance LLC

Digital Russell 2000® Index-Linked Notes due

Fully and Unconditionally Guaranteed by
Bank of America Corporation

BofA Securities

Risk Factors	7
Bank of America Corporation	15
BofA Finance LLC	15
Use of Proceeds	15
Description of Debt Securities of Bank of America Corporation	16
Description of Debt Securities of BofA Finance LLC	37
Description of Warrants of BofA Finance LLC	59
Registration and Settlement	67
U.S. Federal Income Tax Considerations	75
Plan of Distribution (Conflicts of Interest)	94
ERISA Considerations	98
Where You Can Find More Information	100
Forward-Looking Statements	102
Legal Matters	103
Experts	103